UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 ___________________________________________
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

 ___________________________________________
Town Sports International Holdings, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title and Class of Securities)
89214A102
(CUSIP Number)
Anthony Pasqua
Kennedy Lewis Management LP
111 West 33rd Street, Suite 1910
New York, NY 10120
(212) 782-3480

Daniel I. Fisher
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 24, 2020
(Date of Event Which Requires Filing of Statement)
  ___________________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Kennedy Lewis Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*
Based on 29,715,140 shares of Common Stock of Town Sports International Holdings, Inc. (the “Issuer”) outstanding as of September 3, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2020.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: KLM GP LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): OO, HC

*	Based on 29,715,140 shares of Common Stock of the Issuer outstanding as of September 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on September 4, 2020.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Kennedy Lewis Investment Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): OO, HC

*	Based on 29,715,140 shares of Common Stock of the Issuer outstanding as of September 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on September 4, 2020.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: Darren Richman
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): IN, HC

*	Based on 29,715,140 shares of Common Stock of the Issuer outstanding as of September 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on September 4, 2020.

Schedule 13D

CUSIP No. 89214A102

(1)	Name of Reporting Persons: David Chene
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ◻ (b) ◻
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 4,200,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,200,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,200,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 14.1%*
(14)	Type of Reporting Person (See Instructions): IN, HC

*	Based on 29,715,140 shares of Common Stock of the Issuer outstanding as of September 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on September 4, 2020.

AMENDMENT NO. 1 TO SCHEDULE 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Kennedy Lewis Management LP (the “Adviser”), KLM GP LLC (“KLM”), Kennedy Lewis Investment Management LLC (“Kennedy Lewis Management”), Darren Richman and David Chene (collectively, the “Reporting Persons”) on January 7, 2020. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND
Item 2 of the Schedule 13D is hereby amended as follows:

(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:

111 West 33rd Street, Suite 1910
New York, NY 10120

ITEM 4.	PURPOSE OF TRANSACTION
Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:
On December 24, 2020, the Adviser and the Issuer announced an agreement in principle to enter into transactions pursuant to which the Issuer will enter into a $100 million senior secured first lien delayed draw term loan facility with a 5-year maturity, with an initial draw of $5 million with the remainder of the facility becoming available upon satisfaction of certain conditions, with the lenders being investment funds for which the Adviser serves as investment manager (the “Credit Agreement”).  In addition, pursuant to the Credit Agreement, the Issuer will issue shares of Common Stock in an amount equal to 51% of the fully diluted outstanding Common Stock to an investment fund for which the Adviser serves as investment manager.  Further, following such transactions, the Reporting Persons will have the right to appoint three of the five members of the Issuer’s Board.  The final details of such transactions remain subject to the completion of final documentation.
The Reporting Persons have had discussions with members of the Issuer’s management and members of the Issuer’s Board in connection with the Reporting Persons’ investment in the Issuer and may from time to time have further discussions with directors and officers of the Issuer, or discussions with other stockholders or third parties regarding the Issuer’s business operations, strategies, capital structure and other matters related to the Issuer. These discussions may review options for maximizing stockholder value, improving capital or asset allocation or various strategic alternatives including acquisitions or operational or management initiatives, including one or more items in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 29,715,140 shares of Common Stock of the Issuer outstanding as of September 3, 2020, as reported in the Issuer’s Form 10-Q filed with the SEC on September 4, 2020.
The Fund delegated to the Adviser sole voting and investment power over the securities held by the Fund pursuant to an Investment Management Agreement with the Fund. As a result, each of the Adviser, KLM, as the general partner of the Adviser, Kennedy Lewis Management, as the owner of KLM, and Messrs. Richman and Chene, as managing members and control persons of Kennedy Lewis Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Fund. The Fund specifically disclaims beneficial ownership of the securities of the Issuer directly held by it by virtue of its inability to vote or dispose of such securities as a result of its Investment Management Agreement with the Adviser.
(c) There have been no transactions in securities of the Issuer effected by the Reporting Persons during the 60 days prior to the date hereof.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Fund.  The investors in the Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by the Fund in accordance with their respective investment percentages in the Fund.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of December 28, 2020

KENNEDY LEWIS MANAGEMENT LP

By:	KLM GP LLC, its general partner

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

KLM GP LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer
KENNEDY LEWIS INVESTMENT MANAGEMENT LLC

By:	/s/ Anthony Pasqua
Name:	Anthony Pasqua
Title:	Chief Operating Officer

By:	/s/ Darren Richman

By:	/s/ David Chene